December 18, 2024

Fufei Lin
Chief Executive Officer
Aigo Holding Ltd
4th floor, Building No. 26, Ju Yuan Zhou Garden
Jinshan Industrial Zone, 618 Jinshan Avenue, Jianxin Town
Fuzhou City, Fujian Province, China 350028

       Re: Aigo Holding Ltd
           Amendment No. 4 to Draft Registration Statement on Form F-1 Submitted December 6, 2024
           CIK No. 0002025255
Dear Fufei Lin:

     We have reviewed your amended draft registration statement and have the following comment(s).

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 4 to Draft Registration Statement on Form F-1 submitted December 6, 2024
Risk Factors
Risks Related to Our Business and Industry, page 16

1. Your results of operations disclosure for the nine months ended September 30, 2024 indicates that cost of revenues increased and gross profit margin decreased "mainly because the significant increase of the shipping clearance fee" and that such fee increased "due to the impact of the situation in the Red Sea." Please update your risk factor disclosure where appropriate if recent supply chain disruptions have impacted your operations. Describe how you have been impacted and any mitigation efforts undertaken. If the disruptions represent a known trend or uncertainty that may
 December 18, 2024
Page 2

       continue to materially impact your financial condition or results of operations in future periods, address them in further detail in MD&A pursuant to Item 5 of Form
       20-F as well.
Capitalization, page 49

2. Please tell us your consideration of including short-term borrowings and amounts due to related parties in your calculation of total capitalization. Refer to
Item 3.B of Form
       20-F.
Financial Statements, page F-1

3. Please revise the statement headers for your period ended September 30, 2024 to mark the statements and related notes as unaudited, here and on the individual pages where the statements are presented.
Consolidated Statements of Cash Flows, page F-6

4. The parenthetical header on your statements of cash flows provided on pages F-6 and
       F-33 state the amounts are presented in RMB. However, your financial statements appear to be presented in EUR. Please revise, or advise.
General

5. We note your disclosure regarding the August 2024 agreement pursuant to which your
       Hong Kong subsidiary Aigoleo Limited will acquire all equity interests of Arteconfort
       Hoteles S.L. Where you discuss this agreement, please describe all material terms, including the purchase price to be paid for this entity. Clarify whether and how this acquisition is related to your disclosure at page 47 that approximately 20.0% of the offering proceeds may be used for "potential acquisitions of, or investments in, other businesses of technologies." If any proceeds from this offering will be used to finance the acquisition of Arteconfort Hoteles S.L., revise to disclose as much and provide the information required by Item 3.C.3 of Form 20-F. Lastly, to the extent this acquisition represents a change to or expansion of your principal business activities, please revise where appropriate in your business disclosure to describe the products or services to be offered through this entity.
       Please contact Abe Friedman at 202-551-8298 or Theresa Brillant at 202-551-3307 if
you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Dietrich King at 202-551-8071
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:   Yu Wang